UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7 )*

                             SMITHFIELD FOODS, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $ .50 PAR VALUE
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                         (Title of Class of Securities)

                                   832248 10 8
               ----------------------------------------------------
                                 (CUSIP Number)


                               J. Troy Smith, Jr.
                             William R. Lathan, Jr.
                              Ward and Smith, P.A.
                               1001 College Court
                         New Bern, North Carolina 28562
                                 (252) 633-1000
           ------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                   May 7, 1999
           ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
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                                  SCHEDULE 13D


CUSIP No.          832248  10  8                                    Page       2        of      4       Pages
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   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Carroll's Foods, Inc.
               56-0897366
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                             (a)[ ]
                                                                                                          (b)[ ]

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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

            SC
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   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                [ ]


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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

             North Carolina, United States

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NUMBER OF                7      SOLE VOTING POWER
SHARES
BENEFICIALLY                      -0-
OWNED BY
 EACH
REPORTING
PERSON
 WITH
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                         8      SHARED VOTING POWER

                                  -0-
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                         9      SOLE DISPOSITIVE POWER

                                  -0-
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                        10      SHARED DISPOSITIVE POWER

                                  -0-
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            -0-
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.00%
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14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            CO
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


        This Amendment No. 7 amends the Reporting Person's Schedule 13D dated
August 18, 1992 (as previously amended on September 15, 1992, October 16, 1992,
April 18, 1995, May 17, 1995, January 10, 1996, and December 2, 1998) and is filed by the Reporting Person to report that it no longer beneficially owns more than 5% of the Issuer's Common Stock.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        Prior to May 7, 1999, the Reporting Person beneficially owned an aggregate of 2,356,000 shares of the Issuer's Common Stock, constituting 5.63%
of the outstanding shares of such stock (based on a total of 41,844,359 outstanding shares as of March 5, 1999, as reported in the Issuer's most recent
Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999).
All such shares were held of record by Carroll's Swine Investment Partnership
(the "Partnership"), a general partnership in which the Reporting Person holds a 99% equity interest and serves as one of two general partners. Carroll's Foods of Virginia, Inc. ("Carroll's/Va"), whose three shareholders are the same as those of the Reporting Person, is the remaining general partner and the holder of the remaining 1% equity interest in the Partnership.

        Effective May 7, 1999, the above shares of the Issuer's Common Stock were distributed pro rata to the three shareholders of the Reporting Person and Carroll's/Va. As a result of such distribution, the Reporting Person no longer beneficially owns any shares of the Common Stock.

        This amendment is being filed to report the fact that, as of the date of the above distribution, the Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock.



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

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                              CARROLL'S FOODS, INC.



                                        By:   /S/ F. J. Faison, Jr.
                                           --------------------------------
                                              F. J. Faison, Jr., President and
                                              Chief Executive Officer


May  7, 1999
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